consolidated balance sheets

	March 31, 2007	December 31, 2006
(All amounts in United States of America dollars except share amounts) (unaudited)
Assets
Current assets
Cash and cash equivalents	$8,051,047	$1,672,847
Restricted cash	2,484,154	2,160,495
Accounts receivable, net of allowance of $936,731 (2006 – $936,731)	2,127,291	5,785,954
Prepayments and deposits	331,802	599,963
Total current assets	12,994,294	10,219,259
Capital assets – net (note 6)	853,123	906,094
Intangible assets – net (note 7)	3,277,984	3,421,717
	$17,125,401	$14,547,070

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	$–	$1,000,000
Accounts payable and accrued liabilities (note 12)	4,184,558	4,046,022
Deferred revenue	3,397,092	4,478,026
Deferred tax liability	138,945	174,400
Current portion of other long-term liabilities	14,451	30,467
Total current liabilities	7,735,046	9,728,915
Total liabilities	7,735,046	9,728,915

Contingent liabilities, commitments and guarantees (note 10)
Going concern (note 2)

Shareholders’ equity
Share capital (note 8)
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized, 50,532,967 (2006 – 46,688,624) issued and outstanding	114,882,032	110,635,085
Additional paid-in capital	3,187,694	3,101,201
Warrants	1,403,160	–
Accumulated deficit	(109,563,752)	(108,575,499)
Accumulated other comprehensive loss	(518,779)	(342,632)
	9,390,355	4,818,155
	$17,125,401	$14,547,070

See accompanying notes to unaudited consolidated financial statements.

Zi Corporation 2007         15

consolidated statements of loss

Three months ended March 31 (unaudited)	2007	2006
(All amounts in United States of America dollars except share amounts)
Revenue	$2,631,010	$3,141,886
Cost of sales	37,330	93,187
Gross margin	2,593,680	3,048,699

Operating expenses
Selling general and administrative	(2,682,120)	(2,452,626)
Litigation and legal (note 10)	(434,460)	(855,424)
Product research and development	(515,892)	(976,964)
Depreciation and amortization	(473,033)	(313,722)
Operating loss from continuing operations before undernoted	(1,511,825)	(1,550,037)
Interest on capital lease obligation	(43)	(336)
Other interest expense	(2,276)	(42)
Interest and other income	32,235	95,929
Loss from continuing operations before undernoted	(1,481,909)	(1,454,486)
Income taxes (note 9)	(138,945)	(370,314)
Net loss from continuing operations	(1,620,854)	(1,824,800)
Discontinued operations (note 5)	–	(459,721)
Gain on disposal of discontinued operations (note 4)	632,601	–
Net loss	$(988,253)	$(2,284,521)
Basic and diluted loss per share from continuing operations (note 12)	$(0.03)	$(0.04)
Basic and diluted gain/(loss) per share from discontinued operations (note 5)	$0.01	$(0.01)
Basic and diluted loss per share (note 12)	$(0.02)	$(0.05)
Weighted average common shares – basic and diluted	46,721,394	46,272,568
Common shares outstanding, end of period	50,532,967	46,272,568

See accompanying notes to unaudited consolidated financial statements.

   16        First Quarter Interim Report

consolidated statements of cash flow

Three months ended March 31 (unaudited)	2007	2006
(All amounts in United States of America dollars)
Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(1,620,854)	$(1,824,800)
Items not affecting cash:
Depreciation and amortization	478,118	312,626
Stock compensation expense	108,873	95,311
Loss on dispositions of capital assets	–	2,132
Decrease (increase) in non-cash working capital:
Accounts receivable	3,985,010	459,306
Prepayments and deposits	268,161	148,163
Accounts payable and accrued liabilities	138,536	(432,847)
Deferred revenue	(1,080,934)	(465,289)
Deferred tax	(35,455)	–
Cash flow from (used in) operating activities	2,241,455	(1,705,398)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	5,627,727	–
Payment of bank indebtedness	(1,000,000)	–
Payment of capital lease obligations	(1,833)	(3,860)
Cash flow from (used in) financing activities	4,625,894	(3,860)
Cash flow from (used in) investing activities:
Purchase of capital assets	(67,709)	(61,238)
Software development costs	(414,768)	(352,970)
Other deferred costs	(14,183)	(14,654)
Restricted Cash	(323,659)	(818,641)
Note receivable from related party	–	(125,000)
Discontinued operations
Operating activities	–	(485,586)
Financing activities	–	(106,650)
Investing activities	306,254	(72,557)
Cash flow used in investing activities	(514,065)	(2,037,296)
Effect of foreign exchange rate changes on cash and cash equivalents	24,916	(17,764)
Net cash inflow (outflow)	6,378,200	(3,764,318)
Cash and cash equivalents, beginning of period	1,672,847	11,509,321
Cash and cash equivalents, end of period	$8,051,047	$7,745,003

Components of cash and cash equivalents
Cash	$7,282,260	$2,455,786
Cash equivalents	$768,787	$5,289,217
Supplemental cash flow information
Cash paid for interest	$2,319	$378
Cash paid for income taxes	$59,521	$177,835

See accompanying notes to unaudited consolidated financial statements.

Zi Corporation 2007         17

notes to the consolidated financial statements
For the three months ended March 31, 2007 and 2006 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

1.     Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. The Company’s full range of intuitive and easy-to-use solutions include its new eZiType™ predictive keyboard with auto-correction, eZiText® for one-touch predictive text entry, eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting which now includes prediction technology and Qix™, a search and discovery engine. Zi markets these products directly to original equipment manufacturers, original design manufacturers and carriers.

2.     Going Concern Basis of Presentation

As at March 31, 2007, the Company had an accumulated deficit of $109,563,752 and for the period the Company incurred a loss of $988,253. Continuing operations are dependent on the Company achieving profitable operations and possibly needing to raise additional capital to meet its obligations and repay liabilities arising from the normal operations when they come due.

The Company is executing a business plan to allow it to continue as a going concern. The Company plans to achieve profitability through cost containment and revenue growth. The Company can give no assurance that it will be successful in executing this plan. Should it fail to control its expenses, earn additional revenue or, if needed, raise additional capital it may be forced to suspend its operations, and possibly even liquidate its assets and wind-up and dissolve the Company.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

3.     Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2006 annual consolidated financial statements; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2006 annual consolidated financial statements. In management’s opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company’s total comprehensive income (loss) was as follows:

Three months ended March 31	2007	2006
Other comprehensive income (loss)
Foreign currency gain (loss)	$(176,147)	$165,007
Other comprehensive income (loss)	(176,147)	165,007
Net loss for the period	(988,253)	(2,284,521)
Comprehensive net loss for the period	$(1,164,400)	$(2,119,514)

   18        First Quarter Interim Report

notes to the consolidated financial statements
For the three months ended March 31, 2007 and 2006 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

Stock-based compensation plan

The Company recognizes its stock-based compensation expense in accordance with Statement of Financial Accounting Standards, No. 123(R), "Share Based Payment", ("SFAS No. 123(R)"). This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company’s common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life of the options is based on the Company’s historical experience for various categories of employees receiving stock option grants. The Company accounts for Restricted Stock Units (RSU’s) in accordance with SFAS No. 123(R), and records the fair value of the RSU’s equal to the market price on the date of grant with the related compensation expense recognized over the vesting period.

The Company has a stock-based compensation plan, which is described in note 8. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid-in capital is credited to common stock. New common stock is issued upon exercise of stock options or RSU’s.

Income taxes

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Corporation’s financial position or results of operation (note 9).

Restricted cash

At March 31, 2007, the Company held the U.S. dollar equivalent of $2,484,154 (December 31, 2006 – $2,160,495) in Renminbi through its principal Chinese subsidiary Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi"). Due to PRC government regulations pertaining to the capitalization of Chinese companies, these funds are available to fund the day-to-day operations of the Company's various Chinese subsidiaries and are not expected to be fully available to fund the non-Chinese operations of the Company in the foreseeable future.

At March 31, 2007 and December 31, 2006, the Company has classified these funds as restricted cash. The reclassification to restricted cash does not affect previously reported cash flows from operations or from financing activities in the Company’s previously reported consolidated statements of cash flows, or its previously reported consolidated statements of loss for any period.

Recent accounting pronouncements

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006. The Company has adopted SAB 108 in fiscal year 2006. The adoption of SAB 108 has not had a significant impact on the Company’s consolidated operations and financial condition.

Zi Corporation 2007         19

notes to the consolidated financial statements
For the three months ended March 31, 2007 and 2006 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

In September 2006 the FASB issued SFAS No. 157 "Fair Value Measurements", which is effective for fiscal years beginning after November 15, 2007. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company’s consolidated operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115".The statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. The Company has not yet estimated the impact, if any, of the new standard.

The Securities and Exchange Commission ("SEC") recently commented that several registrants should have recorded share purchase warrants issued in a currency other than their functional currency as a derivative instrument in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", instead of shareholders equity, and adjusted to market value each reporting period. The FASB met and concluded that the position taken by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and then would be able to do so as a change of accounting policy. Early adoption is not permitted. The Company has assessed what, if any, impact this change will have on its financial statements. The Company does not have warrants outstanding that meet the definition of a derivative under SFAS 133 as at March 31, 2007. However, the Company did in previous years have warrants that meet the definition of derivative. As a result, the Company could be required to record a significant cumulative adjustment to its opening accumulated deficit in 2008.

4.     Disposition of Archer Education Group Inc.

Effective March 27, 2007, the Company sold its minority interest in Archer Education Group, Inc. ("Archer") for total proceeds of CDN$736,800. There were no contingent considerations, or performance criteria in the sale agreement.

The Company’s proportionate share of the loss from Archer’s operations for the period ended March 27, 2007 has not been recognized as the carrying value of the investment in Archer was nil and the Company had no commitment to fund this loss. In addition to this, Archer did not complete any private placements between January 1, 2007 and March 27, 2007. Therefore, the Company was not required to recognize any potential dilution gains resulting in an increase in its net investment in Archer. As a result, the full amount of the proceeds were recognized as a gain on disposal of discontinued operations in the period ended March 31, 2007 (see note 5).

5.     Discontinued Operations

On March 12, 2007, the Company received an offer to purchase its minority interest in Archer. The offer was presented and approved by the Company’s Board of Directors on March 22, 2007 (see note 4). Because the Company’s management had not previously been given a mandate by the Board of Directors to locate a purchaser of its investment in Archer, Archer was included in the Company’s consolidated operating loss for the three month period ended March 31, 2006. As the Company no longer carries on any related business activities, for the three month period ended March 31, 2006 Archer’s operating results have been reclassified to discontinued operations.

Three months ended March 31, 2006
Revenues	$555,523
Cost of sales	(22,696)
Operating expenses	(932,678)
Interest income	9,032
Equity interest in loss of significantly influenced company	(68,902)
Net loss	$459,721

   20        First Quarter Interim Report

notes to the consolidated financial statements
For the three months ended March 31, 2007 and 2006 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Company’s proportionate share of the loss from Archer’s operations for the period ended March 27, 2007 has not been recognized as the carrying value of the investment in Archer was nil and the Company had no commitment to fund its loss.

Prior to the completion of the sale, Archer’s operating results had been categorized as the Company’s e-Learning business segment. Through the Company’s discontinued e-Learning business segment, the Company provided e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Archer provided personal and organizational teaching and learning through Canadian based schools.

6.     Capital Assets

		Accumulated	Net book
	Cost	amortization	value
March 31, 2007
Computer and office equipment	$3,217,810	$2,419,802	$798,008
Leasehold improvements	568,396	513,281	55,115
	$3,786,206	$2,933,083	$853,123
December 31, 2006
Computer and office equipment	$3,160,556	$2,341,331	$819,225
Leasehold improvements	563,062	476,193	86,869
	$3,723,618	$2,817,524	$906,094

7. Intangible Assets
		Accumulated	Net book
	Cost	amortization	value
March 31, 2007
Patents	$1,739,477	$664,129	$1,075,348
Trademarks	71,450	14,615	56,835
Customer agreements	188,951	92,758	96,193
Software development costs	11,229,819	9,180,211	2,049,608
	$13,229,697	$9,951,713	$3,277,984
December 31, 2006
Patents	$1,762,051	$626,309	$1,135,742
Trademarks	73,050	13,282	59,768
Customer agreements	193,182	84,298	108,884
Software development costs	10,875,561	8,758,238	2,117,323
	$12,903,844	$9,482,127	$3,421,717

Zi Corporation 2007         21

notes to the consolidated financial statements
For the three months ended March 31, 2007 and 2006 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

During the three month period ended March 31, 2007, $414,768 (2006 – $352,970) of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for the three month period ended March 31, 2007, includes $334,376 of amortization of deferred software development costs and $39,364 and $11,915, respectively, of amortization of patents and trademarks and customer agreements (March 31, 2006 – $172,047, $38,341 and $9,282, respectively) .

The following is the estimated amortization expense of intangible assets for each of the next five years:

2007	$1,009,917
2008	881,834
2009	413,888
2010	129,638
2011	127,781
Total	$2,563,058

8.     Share Capital

Private Placement

On March 29, 2007, the Company completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units priced at $1.61 per unit for net proceeds of $5,533,644. Each unit consists of one share of the Company’s stock and two-fifth of a stock purchase warrant. Each whole stock purchase warrant is exercisable to purchase one share of the Company’s stock after six months from the date of closing but before March 29, 2012, at an exercise price of $2.14 per share. As at March 31, 2007, there were 1,709,532 stock purchase warrants outstanding.

Related to the private placement, the Company agreed to pay a commission to the placement agent involved in the private placement in the United States equal to 10 percent of the gross proceeds of such private placement, with eight percent to be paid in the form of cash and two percent to be paid in the form of units equal to the price paid per unit. An additional eight percent is payable on the gross proceeds of the cash exercise of any share purchase warrants held by investors during the first twelve months following the closing of the private placement in the United States and four percent of the gross proceeds of the cash exercise of any share purchase warrants held by investors during the second twelve months following the closing of the private placement in the United States. Such placement agent has also been issued warrants to purchase such number of common shares of the Company equal to eight percent of the units issued in the private placement in the United States. Both units and warrants issued to the placement agent have been included in the total units and warrants reported above.

Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. The Company is required to register the shares for resale with the Securities and Exchange Commission. Accordingly, a form F-3 Registration Statement was filed on May 7, 2007.

Stock options and restricted stock units

At March 31, 2007, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options and RSU’s may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company’s shares on the day preceding the date of grant. The options and RSU’s are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

During the three months ended March 31, 2007 and 2006, 55,000 and nil stock options were exercised for proceeds of $94,349 and nil, respectively. During the three months ended March 31, 2007 and 2006, 722,000 and 29,000 stock options were granted by the Company, respectively. As at March 31, 2007 and 2006, the Company has a total of 3,678,084 and 3,522,166 outstanding options, respectively, which expire over a period of one to five years.

During the three months ended March 31, 2007 and 2006, 12,495 and nil RSU’s were exercised for proceeds of nil and nil, respectively. During the three month periods ended March 31, 2007 and 2006, no RSU’s were granted. As at March 31, 2007 and 2006, 24,991 and 378,571 RSU’s, respectively, are outstanding. The RSU’s vest upon granting, expire five years from the date of grant, are granted and issued without performance criteria and at no cost to the grantee.

Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 12,915,000 common shares for issuance under the plan of which 500,000 are issuable as RSU’s. At March 31, 2007, the Company had 1,375,030 common shares and 12,495 RSU’s (March 31, 2006 – 1,463,452 common shares and 87,468 RSU’s) remaining reserved for possible future allocation under the plan.

   22        First Quarter Interim Report

notes to the consolidated financial statements
For the three months ended March 31, 2007 and 2006 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

Compensation expense related to stock option and restricted stock unit grants are based on the fair value of the underlying shares on the date of grant. Compensation expense related to options granted pursuant to our stock option plan was determined based on the estimated fair values using the Black-Scholes Option Pricing Model and the following assumptions:

Three months ended March 31,	2007	2006
Risk free interest rate	3.94% – 3.97%	3.89% – 3.95%
Expected term in years	1.0-4.0	1.0-3.0
Expected dividend yield	0%	0%
Expected volatility	89% to 102%	78% to 98%

A summary of option activity under the Plan as of March 31, 2007 and 2006, and changes during the three month periods then ended is presented below:

	Shares	Weighted	Weighted
	under options	average	average remaining	Aggregate
	and RSU’s	exercise price	contractual life	intrinsic value
Three months ended March 31, 2007
Outstanding, beginning of period	3,999,982	$2.49
Granted	722,000	1.89
Exercised	(67,495)	(1.40)
Forfeited	(666)	(2.40)
Expired	(950,746)	(2.61)
Outstanding, end of period	3,703,075	$2.38	3.36 Years	$317,585
Exercisable, end of period	2,640,742	$2.71	2.01 Years	$139,976
Weighted-average fair value of stock options granted during the period				$1.01
Three months ended March 31, 2006
Outstanding, beginning of period	4,106,487	$3.82
Granted	29,000	1.49
Exercised	–	–
Forfeited	(2,250)	(3.65)
Expired	(232,500)	(7.83)
Outstanding, end of period	3,900,737	$3.56	2.52 Years	$690,587
Exercisable, end of period	3,760,904	$3.59	2.48 Years	$682,175
Weighted-average fair value of stock options granted during the period				$0.62

A summary of the status of the Company’s unvested options as of March 31 2007 and 2006, and changes during the three month periods then ended is presented below:

Three months ended March 31,	2007		2006
		Weighted average		Weighted average
	Shares	grant date	Shares	grant date
	under options	fair value	under options	fair value

Unvested, beginning of period	404,499	$0.50	116,166	$2.31
Granted	722,000	1.01	29,000	0.62
Vested	(63,500)	(1.09)	(5,333)	(2.31)
Forfeited	(666)	(1.21)	–	–
	1,062,333	$0.93	139,833	$1.96

Zi Corporation 2007         23

notes to the consolidated financial statements
For the three months ended March 31, 2007 and 2006 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

The stock-based compensation expense included in the Company’s consolidated statement of loss was as follows:

Three months ended March 31,	2007	2006
Selling general and administration	$97,029	$27,387
Product research and development	11,844	67,924
Total stock-based compensation expense	$108,873	$95,311

As of March 31, 2007, there was $859,925 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a period of 3.25 years. The total fair value of shares vested during the three months ended March 31, 2007 was $69,010.

9.     Income Taxes

The Company adopted the provisions of FIN 48 on January 1, 2007. The implementation of FIN 48 did not result in any adjustment to the Company’s beginning tax positions. The Company continues to recognize its tax benefits which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized. As a January 1, 2007 and March 31, 2007, the Company did not have any unrecognized tax benefits.

The Company is subject to income taxes in Canada, United States, China, Hong Kong, and Sweden. Consequently, the Company files income tax returns in each of these jurisdictions. The Company is generally no longer subject to income tax examinations by Canadian tax authorities for years before 2000; 2001 for the United States; 1997 for China; 1999 for Hong Kong; and, 2000 for Sweden.

The Canada Revenue Agency ("CRA") commenced an examination of the Company’s international transfer pricing policies and procedures and its related documentation for 2002 and 2003 in the second quarter 2006. The Company is in the process of preparing a submission for the 2000 to 2005 taxation years. The examination is still on going and is not expected to be completed until the end of 2008. The ultimate resolution of this matter is uncertain and a range of possible outcomes cannot be reasonably determined as of March 31, 2007. Accordingly, the Company has not recorded its position relating to this examination as of March 31, 2007. Once a range of possible outcomes can be reasonably determined and its more-likely-than-not to be incurred, the Company will report its tax position. The Company will continue to monitor the progress of the examination and record an adjustment when it can be reasonably estimated and it’s more-likely-than-not to occur.

For the three month period ended March 31, 2007, Huayu Zi made provision for income taxes payable as a result of no longer having prior years’ tax losses available. The Company has included for the three month period ended March 31, 2007 income tax expense of $138,945 (for the three month period ended March 31, 2006 - $370,314).

The Company recognizes any interest accrued and penalties incurred related to unrecognized tax benefits in income tax expense. During the three months ended March 31, 2007 and 2006, there was no such interest or penalty.

10.    Contingent Liabilities and Guarantees

Commencing on March 11, 2005, the Board of Regents of the University of Texas System ("UT") filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 ("112 Patent") in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority are customers of the Company’s principal competitor in the text input market and a few are customers of the Company.

The Company was not a named party in the action. The Company has not accepted liability for any indemnity pursuant to its customer license agreements or otherwise. As a result of the Company’s efforts the claim against two of its customers were dismissed prior to any defense being filed. Without any admission of liability, the Company agreed as a business decision to assume the defense of five of its customers. Given the costs involved, the Company settled the claims against four of its relatively minor customers. The Company continued to defend the action on behalf of one of its customers.

   24        First Quarter Interim Report

notes to the consolidated financial statements
For the three months ended March 31, 2007 and 2006 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of US Patent No. 4,674,112 against the Plaintiff, The Board of Regents of the University of Texas, and in favor of all remaining Defendants. This court action is therefore terminated. The Plaintiff has 30 days to enter an appeal, the likelihood of which is high.

On February 22, 2007, the Company entered into a settlement agreement with the Receiver for the Lancer Entities (the "Receiver") to settle any and all outstanding claims and issues between the Receiver, the Lancer Entities and the Company. The settlement was conditioned upon the Receiver securing orders from the United States District Court for the Southern District of Florida and the United States Bankruptcy Court for the Southern District of Florida, authorizing the Receiver to execute the Settlement Agreement on behalf of the Lancer Entities. The settlement was also conditioned upon the parties securing the acknowledgement of the Alberta Securities Commission ("ASC") that the ASC would dismiss with prejudice the Company’s pending action against the Receiver; that the ASC had no objection to the parties terminating such pending action; and that the ASC would take no further action based on acts of Michael Lauer and others which preceded the Receiver’s appointment, and such acknowledgement was not expected to be contentious.

On April 10, 2007, the settlement agreement became fully effective. Pursuant to the settlement agreement, the Receiver and the Company agreed to, among other things, immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, the Company and certain current and former directors of the Company have agreed to deliver mutual releases. Also, as a result of the settlement agreement, Michael E. Lobsinger has resigned as a director of the Company. He is replaced as a director by George Tai of Calgary, Alberta.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

11.    Segmented Information

Zi Corporation develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi Corporation has a singular focus: to make mobile devices smarter and easier to use. Zi makes "intelligent interfaces" – software products that simplify data entry and interaction on communications devices. The result is richer, more personalized interaction for quicker, easier communication in 60 different language databases for use around the world.

Zi's product portfolio includes five products. eZiTap™ combines the power of predictive texting and automatic vocabulary learning with the familiarity and flexibility of multi-tap input. eZiTap is ideal for the youth market in which multi-tap is used to create unique and fun vocabulary and texting shortcuts. eZiType™ is a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType improves the mobile email user's text entry experience by enhancing typing speed and spelling accuracy. eZiText® provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user's own language patterns and behavior. Qix™ is a new service discovery engine that provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system. Decuma® is a new interactive handwriting input product from Zi that mimics how humans write with pen on paper – naturally and efficiently – in a broad range of languages. Revenues are reported under the contracting Zi subsidiary’s country of residence.

Other includes unallocated segment expenses such as legal fees, public company costs, interest and other income and head office costs. The accounting policies of each of the business segments are the same as those described in note 3.

Zi Corporation 2007         25

notes to the consolidated financial statements
For the three months ended March 31, 2007 and 2006 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Company’s primary operations are located in North America. The Company operates two reportable business segments in four reportable geographic segments:

					Operating profit
					(loss), before
	License and			Other operating	interest and
Three months ended March 31	implementation fees	Amortization	VAT	expenses	other income
2007
Zi Technology	$2,631,010	$435,830	$110,594	$2,710,785	$(626,199)
Corporate	–	37,203	–	848,423	(885,626)
Total	$2,631,010	$473,033	$110,594	$3,559,208	$(1,511,825)
Interest expense and interest and other income					29,916
Loss before income taxes					$(1,481,909)
2006
Zi Technology	$3,141,886	$263,330	$158,341	$3,274,060	$(553,845)
Corporate	–	50,392	–	945,800	(996,192)
Total	$3,141,886	$313,722	$158,341	$4,219,860	$(1,550,037)
Interest expense and interest and other income					95,551
Loss before income taxes					$(1,454,486)

	March 31, 2007			December 31, 2006
	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets

Zi Technology	$3,931,203	$5,514,714	$9,445,917	$4,094,355	9,520,898	$13,615,253
Corporate	199,904	7,479,580	7,679,484	233,456	698,361	931,817
Total	$4,131,107	$12,994,294	$17,125,401	$4,327,811	$10,219,259	$14,547,070

					Operating profit
					(loss), before
	License and			Other operating	interest and
Three months ended March 31	implementation fees	Amortization	VAT	expenses	other income
2007
Canada	$1,093,637	$403,566	$–	$2,101,349	$(1,411,278)
China	1,151,146	20,050	110,594	728,011	292,491
USA	260,753	1,696	–	370,336	(111,279)
Sweden	125,474	44,122	–	337,546	(256,194)
Other	–	3,599	–	21,966	(25,565)
Total	$2,631,010	$473,033	$110,594	$3,559,208	$(1,511,825)
Interest expense and interest and other income					29,916
Loss before income taxes					$(1,481,909)

2006
Canada	$1,613,542	$253,711	$–	$2,909,827	$(1,549,996)
China	1,243,750	15,287	158,341	507,293	562,829
USA	205,843	1,563	–	454,202	(249,922)
Sweden	78,751	39,562	–	313,934	(274,745)
Other	–	3,599	–	34,604	(38,203)
Total	$3,141,886	$313,722	$158,341	$4,219,860	$(1,550,037)
Interest expense and interest and other income					95,551
Loss before income taxes					$(1,454,486)

   26        First Quarter Interim Report

notes to the consolidated financial statements
For the three months ended March 31, 2007 and 2006 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

		March 31, 2007			December 31, 2006
	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets
Canada	$2,688,538	$7,980,940	$10,669,478	$2,803,787	$4,637,029	$7,440,816
China	184,819	4,701,921	4,886,740	192,608	5,059,157	5,251,765
USA	21,497	68,588	90,085	23,193	246,866	270,059
Sweden	1,160,673	230,881	1,391,554	1,229,044	258,745	1,487,789
Other	75,580	11,964	87,544	79,179	17,462	96,641
Total	$4,131,107	$12,994,294	$17,125,401	$4,327,811	$10,219,259	$14,547,070

12.    Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities	March 31, 2007	December 31, 2006
Trade accounts payable	$1,367,195	$1,174,585
Compensation	1,352,637	1,285,652
Withholding tax and income taxes payable	993,516	876,546
Accounting and other compliance	255,382	315,641
Other accrued liabilities	110,031	66,550
Litigation and legal	105,797	327,048
Total	$4,184,558	$4,046,022

Loss per share

For the three months ended March 31, 2007, all stock options, RSU’s, warrants and performance based escrowed shares in the amount of 5,412,607 have been excluded in the calculation of diluted loss per share as they are anti-dilutive (2006 – 4,754,119).

13.    Subsequent Events

On April 12, 2007, the Company received payment of the note receivable of RMB 1,000,000 that was issued as part of the consideration for the sale of Oztime Education & Network Technology Co. Ltd to Archer Education Group, Inc. The note had been previously provided for in the year ended December 31, 2006. As a result, the proceeds from the repayment of the note receivable will be recognized as a recovery in the three months ended June 30, 2007.

Zi Corporation 2007         27